UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(mark one)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period October 1, 2005 (date of inception) through December 31, 2005

or

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                                For the transition period from            to

Commission file number 1-32525

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERIPRISE FINANCIAL 401(k) PLAN

B.                                   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERIPRISE FINANCIAL, INC.
55 Ameriprise Financial Center
Minneapolis, MN  55474

Ameriprise Financial 401(k) Plan

Form 11-K for

The period October 1, 2005 (date of inception) through December 31, 2005

Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statement of Net Assets Available for Benefits as of December 31, 2005	3
Statement of Changes in Net Assets Available for Benefits for the period October 1, 2005 (date of inception) through December 31, 2005	4
Notes to the Financial Statements	5
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	13
Signature	19
Exhibit
Exhibit Index	20
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm	21

Report of Independent Registered Public Accounting Firm

The Employee Benefits Administration Committee
Ameriprise Financial, Inc.

We have audited the accompanying statement of net assets available for benefits of the Ameriprise Financial 401(k) Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the period October 1, 2005 (date of inception) through December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the period October 1, 2005 (date of inception) through December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This

supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 20, 2006

Ameriprise Financial 401(k) Plan
Statement of Net Assets Available for Benefits
December 31, 2005

Assets

Investments	$779,876,040

Receivables:
Investment income	673,456
Proceeds from sale of investments	1,748,614
Employer Contributions	21,699,877

Total Assets	803,997,987

Liabilities

Accounts payable	366,421

Net assets available for benefits	$803,631,566

See notes to the financial statements.

Ameriprise Financial 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the period October 1, 2005 (date of inception) through December 31, 2005

Contributions:
Employer	$21,705,873
Participant	8,792,814
Participant rollovers or transfers	175,612
Total Contributions	30,674,299

Investment Income:
Interest and dividends	25,392,214
Interest on participant loans	223,229
Net realized/unrealized appreciation	16,122,945
Total Investment Income	41,738,388

Total Contributions and Investment Income	72,412,687

Withdrawal payments	(11,658,627)

Transfer from American Express Incentive Savings Plan	742,877,506

Net increase in net assets available for benefits	803,631,566

Net assets available for benefits at beginning of period	—

Net assets available for benefits at end of period	$803,631,566

See notes to financial statements.

Ameriprise Financial 401(k) Plan

Notes to the Financial Statements

December 31, 2005

1. Description of the Plan

General

The Ameriprise Financial 401(k) Plan (the “Plan”), which became effective October 1, 2005, is a defined contribution pension plan. Under the terms of the Plan, regular full-time and certain part-time employees of Ameriprise Financial, Inc. and its participating subsidiaries (the “Company”) can make contributions to the Plan upon date of hire and are eligible to receive Company contributions upon completion of one year of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan.

Administration

Ameriprise Trust Company (“ATC”), a wholly-owned subsidiary of Ameriprise Financial, Inc., is the Trustee of the Plan. The Plan is administered by the Company’s Employee Benefits Administration Committee (“EBAC”). The Company’s 401(k) Investment Committee selects the investment options offered to participants under the Plan and directs the manner in which investment options unique to the Plan are invested. Members of EBAC are appointed by the Compensation and Benefits Committee of the Board of Directors of Ameriprise Financial, Inc. whereas members of the 401(k) Investment Committee are determined based upon job title as specified in the Plan.

Expenses

Fees, commissions and other charges attributable to the Plan as a whole are paid by the Plan, unless paid by the Company. Currently, all administrative expenses incurred with regard to the Plan are borne by the Company. Expenses related to the Plan’s investments, such as brokerage commissions, fees, stock transfer taxes and other charges are generally paid out of the applicable investment fund. The participant pays certain fees and expenses of the Self-Managed Brokerage Account (“SMBA”).

Contributions

The Plan currently provides for the following contributions:

Elective Contributions

Participants may contribute each pay period before-tax, after-tax (up to 10%), or a combination of both, not to exceed 80% of their base salary to the Plan through payroll deductions. The Internal Revenue Code of 1986, as amended (the “Code”), imposes a limitation (adjusted annually for cost of living increases) on participants’ before-tax contributions to plans, which are qualified under Code Section 401(k), and other specified tax favored plans. This limit per the Code was $14,000 for employees under age 50 and $18,000 for employees over age 50 for 2005. The Plan complied with nondiscrimination requirements under the Code for 2005.

Company Matching Contributions

Upon a participant’s completion of one year of service, the Company matches participants’ before-tax contributions quarterly on a dollar for dollar basis up to 3% of base salary. A participant must be employed by the Company on the last working day of the quarter to receive Company Matching Contributions. Total Matching Contributions for 2005 were $2,823,097.

Profit Sharing Contributions

Upon a participant’s completion of one year of service additional Company contributions of 0-7% of the participant’s base salary may be made annually at the Company’s discretion based, in part, on the Company’s performance. Participants must be employed on the last working day of the plan year (or be disabled under the terms of the Plan) to be eligible for any Profit Sharing Contributions made for that plan year. Contributions to eligible employees are made regardless of whether the eligible employee contributes to the Plan. Profit Sharing Contributions were 4.5 % of eligible base salary earned in 2005. Total Profit Sharing Contributions for 2005 were $17,828,392.

Company Stock Contributions

Upon a participant’s completion of one year of service, the Company contributes 1% of each eligible employee’s base salary quarterly regardless of whether the eligible employee contributes to the Plan. This contribution is invested in the Ameriprise Financial, Inc. Stock Fund, however, participants are allowed to immediately transfer their balance among the other investment options. A participant must be employed by the Company on the last working day of the quarter to receive Company Stock Contributions. Total Company Stock Contributions for 2005 were $1,054,384.

Limit on Contributions

For purposes of the Plan, base salary is a participant’s regular cash compensation up to $210,000 in 2005 before tax deductions and certain other withholdings. Base salary does not include bonuses, overtime, commissions and certain other amounts.

Transfer of Account Balances

Participants’ account balances may be transferred among the Plan’s investment options upon instructions from the participant.

Rollovers

A Rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not subject to Company Matching Contributions.

Vesting

Participants are immediately vested in their before-tax and after-tax contributions, Company Matching Contributions, Company Stock Contributions, Rollovers, and income and appreciation on the foregoing. Profit Sharing Contributions, and income and appreciation thereon, are fully vested after five years of service, upon retiring at or after attaining the Plan’s normal retirement age (65), upon becoming disabled or at death. Company Profit Sharing Contributions not vested at the time of termination of employment are forfeited and used to reduce future Company contributions. Forfeitures were $238,793 for the three months ended December 31, 2005.

Tax Deferrals

As long as the Plan remains qualified and the related Trust (the “Trust”) remains tax exempt, amounts invested in the Plan through participant and Company contributions and Rollovers, as well as the income and appreciation on such amounts, are not subject to Federal income tax until distributed to the participant.

Distributions and Withdrawals

Upon disability, death or retirement at or after attaining the Plan’s normal retirement age (65), participants or their beneficiaries are eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance. If employment ends, participants (or their beneficiaries) may elect to receive their vested balance as a lump sum cash amount, American Express Company or Ameriprise Financial, Inc. common shares, mutual fund shares held under the Self-Managed Brokerage Account, or a combination of cash and shares. If the account balance for a participant eligible for a distribution is greater than $1,000, participants may elect to defer distribution until the April 1 following the date they reach age 70 1/2. If the account balance for a participant eligible for a distribution is $1,000 or less, the distribution will be made in a lump sum following the end of employment. A participant may request a withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code.

Loan Program

Participants are entitled to apply to the EBAC for up to two loans from the Plan. Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to or lesser of $50,000 or 50 percent of their vested account balance. Loan terms cannot exceed 59 months or 359 months if for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate as reported in The Wall Street Journal on the third Monday of the month before the date the loan request is processed. The rate is effective the first business day of the month after being reported and is fixed for the term of the loan. Principal and interest is paid ratably through bi-weekly payroll deductions.

Repayments of the loan, including interest, are allocated to participants’ investment accounts in accordance with the election in effect for new contributions at the time of repayment. In the event of a loan default, the EBAC may direct the Trustee to treat the outstanding loan balance as an early withdrawal of funds from the Plan thereby subjecting the balance to income tax plus any penalties imposed by the Code.

2. Significant Accounting Policies

Valuation of Investments

Investment contracts, which are fully benefit responsive, are carried at contract value. Contract value represents the face amount of the contract plus interest at the contract rate. Investments in American Express Company and Ameriprise Financial, Inc. common shares are valued at the last quoted sales price on the New York Stock Exchange on the last business day of the plan year. Investments in mutual funds and collective investment funds are valued at the closing net asset values of the funds on the last business day of the plan year. Participant loan accounts are valued at cost, which approximates fair value.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Other

Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on the accrual basis. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest arose.

The accompanying financial statements have been prepared on the accrual basis of accounting and include the use of management estimates in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

3. Investments

Investment Elections

A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions or transfer existing account balances on any business day the New York Stock Exchange is open, with the exception of the SMBA. The SMBA has a minimum initial transfer of $3,000 and additional increments of at least $500. Future contributions cannot be made directly to the SMBA.

Investment Funds

A brief description of the investment funds at December 31, 2005 is set forth below:

Ameriprise Financial Stock Fund — Is considered to be an Employee Stock Ownership Plan (“ESOP”). The Fund invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.

American Express Company Stock Fund — Invests primarily in American Express Company common stock, and in cash or short-term cash equivalents. Amounts held may be sold at any time, but the fund will not receive additional contributions. The fund will be held within the Plan until April 2007.

Income Fund — Invests in various investment contracts, directly or indirectly, offered by insurance companies or other financial institutions. Contracts may be subject to penalties if they are terminated before their stated maturity if the purpose for termination is other than to obtain funds for ordinary participant benefit payments. The average yield on investment contracts was 4.22% for 2005. The weighted average crediting rates on investment contracts was 4.22% at December 31, 2005. ATC acts as investment manager for the Income Fund. The fund also invests in the Ameriprise Trust Stable Capital Fund I (which invests primarily in a diversified pool of high quality bonds together with book value contracts of varying maturity, sizes and yields) and the Ameriprise Trust Money Market Fund I (which invests primarily in short-term debt instruments). The goal of these funds is to maximize current income consistent with the preservation of principal.

At December 31, 2005, the fair value of investment contracts was estimated to be $76,478,424. Fair value for traditional investment contracts was estimated based upon discounting future cash flows under the contract at current interest rates for similar investments with comparable terms. Fair value for synthetic contracts was estimated based on the market values of the underlying securities. Related wrap instruments for synthetic contracts were valued at the difference between the fair value of the underlying securities and the contract value attributable by the wrapper to such assets. Contracts with maturities of one year or less were valued at contract value, which approximates fair value. This valuation is made in accordance with Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments” and does not necessarily reflect the value that would be realized as a result of premature liquidation of the contracts.

The Mutual Funds — The “RiverSourceSM Funds” — the RiverSourceSM Diversified Bond Fund, RiverSourceSM Balanced Fund, RiverSourceSM New Dimensions Fund, RiverSourceSM Stock Fund, RiverSourceSM Global Balanced Fund and RiverSourceSM Mid Cap Growth Fund — are mutual funds offered to the general public. Each of the RiverSourceSM Funds is managed by RiverSourceSM Investments, LLC, a wholly-owned subsidiary of the Company. Morgan Stanley Institutional Fund International Equity Portfolio (Class A) is managed by Morgan Stanley Dean Witter Asset Management.

Collective Investment Funds — The RiverSourceSM Trust Small Cap Equity Index Fund I, RiverSourceSM Trust Equity Index Fund III, RiverSourceSM Trust Short-Term Horizon (25:75) Fund, RiverSourceSM Trust Medium-Term Horizon (50:50) Fund and the RiverSourceSM Trust Long-Term Horizon (80:20) Fund are collective funds, managed by ATC.

Self-Managed Brokerage Account (Mutual Funds only) — The SMBA gives participants the freedom to invest in a wide variety of mutual funds in addition to the other aforementioned investment options. Participants are provided a list of over 900 mutual funds to make choices and investment selections of their own design.

From October 1, 2005 through December 31, 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Net realized and unrealized appreciation (depreciation) in fair value of investments:

Mutual funds	$(9,467,904)
Collective investment funds	6,299,189
Ameriprise Financial Stock Fund	6,098,107
American Express Company Stock Fund	12,114,139
Income Fund	73,628
Self-Managed Brokerage Account (Mutual Funds only)	1,005,786
$16,122,945

At December 31, 2005, investments with a fair value representing 5% or more of the Plan’s net assets available for benefit were as follows:

Description	Number of Shares	Cost	Fair Value

Common Shares
American Express Company	3,323,701	$159,371,463	$171,037,653

Mutual Funds
RiverSourceSM New Dimensions Fund, Inc.	4,512,272	$102,426,883	$89,433,234
Morgan Stanley Institutional Fund International Equity Portfolio (Class A)	2,483,562	$53,498,110	$50,515,650
RiverSourceSM Mid Cap Growth Fund, Inc.	3,411,447	$46,676,472	$49,534,214
RiverSourceSM Stock Fund, Inc.	2,370,868	$45,578,308	$48,033,778

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

5. Income Tax Status

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). However, the plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation.

6. Spin-off from American Express

On September 30, 2005, Ameriprise Financial, Inc. spun-off from American Express Company through a special common stock dividend to the American Express shareholders. As a result of the spin-off, participant accounts were transferred from the American Express Company Incentive Savings Plan to the Ameriprise Financial 401(k) Plan.

SUPPLEMENTAL SCHEDULE

EIN 13-3180631

Plan #: 001

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Number of Shares / Units or Face Amount	Current Value
Mutual Funds -
RiverSourceSM New Dimensions Fund, Inc. *	4,512,272	$89,433,234

RiverSourceSM Diversified Bond Fund, Inc. *	4,688,117	22,502,959

RiverSourceSM Balanced Fund, Inc. *	2,244,240	22,150,651

RiverSourceSM Stock Fund, Inc. *	2,370,868	48,033,778

RiverSourceSM Global Balanced Fund, Inc. *	2,158,309	12,906,690

RiverSourceSM Mid Cap Growth Fund, Inc. *	3,411,447	49,534,214

Morgan Stanley Institutional Fund International Equity Portfolio (Class A)	2,483,562	50,515,650

Total Mutual Funds		295,077,176

Collective Investment Funds -
RiverSourceSM Trust Short-Term Horizon (25:75) Fund *	107,279	2,273,670

RiverSourceSM Trust Medium-Term Horizon (50:50) Fund *	923,728	24,559,147

RiverSourceSM Trust Long-Term Horizon (80:20) Fund *	485,750	13,719,528

RiverSourceSM Trust Small Cap Equity Index Fund I *	2,315,562	39,519,689

RiverSourceSM Trust Equity Index Fund III *	1,103,392	38,008,535

Total Collective Investment Funds		118,080,569

Ameriprise Financial Stock Fund -
RiverSourceSM Trust Money Market Fund I *	873,965	873,965

Ameriprise Financial Common Shares *	773,863	31,728,383

Total Ameriprise Financial Stock Fund		32,602,348

American Express Company Stock Fund -
RiverSourceSM Trust Money Market Fund I *	759,271	759,271

American Express Company Common Shares *	3,323,701	171,037,653

Total American Express Company Stock Fund		171,796,924

Self-Managed Brokerage Account		56,474,077

Income Fund -
RiverSourceSM Trust Money Market Fund I *	2,437,757	2,437,757
RiverSourceSM Government Income Fund *	221,036	4,550,679
RiverSourceSM Trust Stable Capital Fund I *	439,762	8,985,219

U.S. Government Obligations:
FNMA TBA	243,000	240,342
FNMA 30YR TBA	1,800,000	1,743,750
FNMA TBA 5.5% 1/1/31	2,000,000	1,980,000
FNMA 15YR TBA 6.00%	816,000	833,340
FNMA 30YR TBA 6.00%	4,350,000	4,386,714
FNMA 30YR TBA 6.50%	256,000	262,560
FHLMC TBA 6% 1/1/36	750,000	757,208
FHLMC GOLD #E92454	220,256	218,431
FHLMC GOLD #E96180	264,179	259,387
FHLMC GOLD #E96579	105,051	102,515
FHLMC GOLD #E97248	201,201	199,575
FHLMC GOLD #E99565	306,145	308,085
FHLMC GOLD #E99595	138,781	139,835
FHLMC MTN 3.525% 12/20/07	608,000	594,281
FHLMC	688,000	673,639
FHLMC	516,000	514,125
FHLMC #G10559 GOLD 7.00%	33,085	34,334
FHLMC #G10561 GOLD 7.00%	35,823	37,174
FHLMC #C66537	60,435	62,963
FHLMC #C66594	64,303	67,347
FHLMC 15YR #E00546 5.50%	57,240	57,679
FHLMC GOLD #E00593	65,704	66,218
FHLMC GOLD #B10777	255,533	254,591
FHLMC GOLD #B12280	197,666	198,918
FHLMC #2113	14,660	14,667
FHLMC T-20 A4 CMO 7.57% 5/25/28	87	86
FHLB 4.125% 4/18/08	1,160,000	1,145,452
FED HOME LN BANK 4.625% 1/18/08	1,145,000	1,143,362
FHLB 3% 5/15/06	680,000	676,031
FHLB	1,320,000	1,316,021
FED FARM CREDIT BANK	688,000	676,404
FEDERAL FARM CREDIT BANK	1,328,000	1,311,188
FHLMC #E20124 GOLD	19,580	20,454
FHLMC 2403-DA	188,326	189,544
FHLMC REF NOTE	365,000	368,764
FHLMC REFERENCE NOTES	1,322,000	1,301,198
FHLMC 4% 8/17/07	930,000	919,123
FHLMC	1,230,000	1,227,872

FHLMC #780514 ARM	153,893	151,488
FHLMC (NON GOLD) ARM #782436	179,783	177,843
FNMA 3.875% 5/15/07	712,000	704,282
FNMA BENCHMARK	688,000	688,641
FNMA	326,000	319,030
FNMA BENCHMARK	326,000	324,810
FNMA	652,000	647,579
FNMA	724,000	709,565
FNMA 4.25% 9/15/07	390,000	387,329
FNMA BENCHMARK 4.5% 10/15/08	1,721,000	1,711,454
FNMA	656,000	649,448
FNMA	706,000	692,735
FNMA	813,000	825,462
FNMA #190517	17,185	17,553
FNMA #190888	79,355	81,605
FNMA #250800 7.50%	34,052	35,720
FNMA #252016	32,976	34,467
FNMA 15YR #252260 6.00%	99,997	102,181
FNMA #254187	66,306	66,019
FNMA #254190	13,007	13,022
FNMA #254369	132,201	135,253
FNMA #254757	82,933	82,079
FNMA #254774	115,396	116,342
FNMA #255488	298,908	301,651
FNMA #303567	55,593	56,063
FNMA #357324	736,386	716,443
FNMA #360800	303,694	308,746
FNMA #433679	130,270	131,944
FNMA #535003	87,422	90,871
FNMA #535219	67,384	70,860
FNMA #535802	91,343	94,942
FNMA #545874	176,440	181,847
FNMA #635227	245,118	253,779
FNMA #635894	57,451	59,473
FNMA #636030	86,281	88,923
FNMA #638210	65,201	67,501
FNMA #640996	79,062	82,819
FNMA #646456	334,077	348,630
FNMA #647989	467,393	487,753
FNMA #648349	253,084	259,343
FNMA #653145	199,893	204,836
FNMA ARM #654285	102,986	101,038
FNMA #659930	1,046,568	1,058,301
FNMA #667787	168,894	170,015
FNMA #670891	270,177	264,806
FNMA 2002-W4 A3	4,462	4,449
FNMA 2002-W10 A3	20,560	20,548

FNMA 2003-W11 A1 5.3475% 6/25/33	18,086	18,250
FNMA #200394	349,062	350,277
FHLMC 2617 HD	229,941	238,427
FNMA 2003-W19-1A6	575,000	570,867
FNMA 2003-133 GB	74,053	78,653
FHLMC_2641	187,663	196,348
FNMA 2004-W3 A14	63,008	62,762
FNMA 2004-W3 A15	232,000	230,994
FNMA 2004-60 PA	327,154	328,379
FHLMC 2657 NT	130,972	131,087
FHLMC 2672 NT	379,342	379,356
FHLMC 2662 DB	134,006	133,968
FHLMC 2726 AG	113,613	112,991
FHLMC 2750 DB	415,000	411,746
FHLMC 2770 ON	462,000	446,020
FHLMC 2843-BA	212,425	211,724
FHLMC 2907-AG	278,082	272,918
FNMA #682229 5.5% 3/1/33	803,221	797,565
FNMA #695838	181,466	182,877
FNMA #699927	9,422	9,501
FNMA #702427	304,887	303,318
FNMA #703937	54,807	55,171
FNMA #705304	194,040	191,127
FNMA #720399	245,769	247,735
FNMA #720422	133,224	134,307
FNMA #725033	690,579	696,408
FNMA #725090	190,724	184,287
FNMA #725284	198,296	206,079
FNMA #725815	497,362	502,555
FNMA #735057	390,446	380,808
FNMA ARM#735160	155,746	153,631
FNMA #740843	138,329	137,090
FNMA #741897	261,928	254,704
FNMA #745176	180,320	178,517
FNMA #747019	132,797	131,974
FNMA #754297	106,845	104,343
FNMA #759123	170,659	168,278
FNMA #761141	662,569	656,433
FNMA #762232	198,750	197,500
FNMA #764082	236,334	235,905
FNMA #764156	194,866	190,760
FNMA #780582	260,197	257,405
FNMA ARM #786628	147,282	147,861
FNMA ARM #790382	188,085	188,029
FNMA ARM #791961	294,441	288,730
FNMA #794787	248,365	246,115
FNMA #797168 ARM	267,789	265,797

FNMA ARM #799769	187,831	186,648
FNMA ARM #801344	204,280	202,117
FNMA #220925.5% 9/1/34	431,143	427,981
FNMA #809216	166,182	165,541
FNMA #809534 5.09% 2/01/35	298,135	297,184
FNMA ARM #813570	217,684	215,013
FNMA ARM #815264	399,755	399,374
FNMA 10/1 HYBRID ARM 5.1% 8/1/35	537,834	527,104
FNMA ARM #820545	449,858	441,797
FNMA #821378 5.033% 5/1/35	354,876	355,003
FNMA ARM #826908	472,306	466,743
FNMA #844705	690,378	695,487
FNMA #845382	700,000	717,941
FNMA #848065	819,581	811,385
VENDEE 2003-2 D	205,000	205,205
U.S. TREASURY BOND 6.25% 8/15/23	693,000	827,540
U.S. TREASURY BOND 6.00	2,045,000	2,411,503
U.S. T-BOND 3.375% 2/15/08	1,078,000	1,055,808
U.S. T-NOTE 5/15/15	66,000	64,554
U.S. T-NOTE 3.625% 6/30/07	4,122,000	4,074,984
U.S. T-NOTE 3.875% 9/15/10	890,000	871,470
U.S. T-NOTE 4.375% 12/15/10	900,000	900,705

Corporate Debt Instruments:
FHLMC	825,000	819,059
FHLMC CMO 6.085% 9/25/29	258,399	260,287
FEDERAL HOME LOAN BANK	2,640,000	2,633,590
FNMA 2003-W18 1A5	246,000	244,713
FNMA 2004-W10 A23	324,000	324,476

Wrappers and Accrued Income:
Synthetic Accrued Income		499,804
AIG Wrapper		28,195
Bank of America Wrapper		40,553
IXIS Wrapper		(499)
JP Morgan Chase Wrapper		(54,213)
Met Life Wrapper		33,485
Monumental II Wrapper		(10,315)
Monumental V Wrapper		15,549
Pacific Life Wrapper		97,950
Rabobank Wrapper		1,183
RBC I Wrapper		4,466
RBC II Wrapper		(85,150)
State Street Wrapper		3,345
UBS Wrapper		24,840

Total Income Fund		87,448,302

Loans to Participants *
Various, 4.00% — 9.5%, due 12/05 — 10/35	18,396,644

$779,876,040

* Indicates party-in-interest

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERIPRISE FINANCIAL 401(k) PLAN
By	/s/ Michelle Rudlong
Michelle Rudlong
Delegate
Employee Benefits Administration Committee

Date:  June 20, 2006

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.